

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

August 9, 2019

John H. Gernon
President
AIP Private Equity Opportunities Fund I A LP
100 Front Street, Suite 700
West Conshohocken, PA 19428

> **Re: AIP Private Equity Opportunities Fund I A LP**
> **Form N-2**
> **Filed July 15, 2019**
> **File No. 811-23456**

Dear Mr. Gernon:

We have reviewed the Fund's registration statement and have the following comments. In some of our comments, we may ask the Fund to provide us with information so we may better understand the Fund's disclosure.

Please respond to this letter by amending the registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the registration statement and the information the Fund provides in response to these comments, we may have additional comments.

General

1. We note that portions of your disclosure, such as the Fee Table and Investment Track Record, are incomplete and that you have not filed all of the exhibits required by the form. Please note that we may have additional comments once missing information is provided and plan accordingly.

Private Placement Memorandum

2. Your disclosure indicates that the Fund may pay distributions using "amounts from the Fund's affiliates that may be subject to repayment by the Fund." With a view to improved disclosure, briefly explain what types of transactions this disclosure is designed to address and how existing and future investors will be made aware of the transactions and potential re-payment obligation.

3. We note your disclosure that the General Partner reserves discretion to lower the minimum capital commitment. Please disclose, if true, that the accredited investor requirement is non-waivable.

4. We note your Form N-2 registers the Fund under the 1940 Act only and, as a result, you are not required to include certain prospectus item disclosures. Currently you state that your Private Placement Memorandum (PPM) "includes information required to be included in a prospectus …" however it is unclear whether your PPM includes all of the information required. Please advise or revise as appropriate.

Executive Summary

5. The reference to private equity in the Fund's name indicates a type of investment. Accordingly, please describe the Fund's policy to invest at least 80% of the Fund's assets in "private equity" investments. See Rule 35d-1 under the 1940 Act. In addition, please disclose in this section whether the Fund may modify this policy without shareholder approval. If so, given the requirement for investors to make binding commitments to invest additional amounts, please explain why reserving the right to change the 80% policy upon 60 days' notice is appropriate.

6. The disclosure under Capital Commitments and Drawdowns discusses capital commitments and calls in two different scenarios. The first relates to the Fund calling capital from its investors and the second relates to the Fund's portfolio investments calling capital from the Fund. Please consider revising disclosure to make this distinction clearer. In addition, please:
   - Tell us in detail and disclose in summary fashion how the Fund will ensure defaulting and non-defaulting investors are treated fairly and equitably in connection with the Advisor's exercise of its sole discretion to charge defaulting investors for expenses and losses associated with the default; and,
   - Note our view that the Fund's unfunded commitments to meet capital calls implicate Section 18 of the Investment Company Act. This is because, among other factors, they frequently impose penalties such as share forfeiture that can increase the risk of loss if not appropriately covered. Please confirm your understanding and represent to us that you expect to be able to be able to meet potential unfunded commitments using assets you reasonably believe will be available. In responding please also explain the basis for your belief.

7. Please revise the disclosure under Closings to address how the offering price per share associated with each closing will be determined.

Amendments and Approvals, page 9

8. Please revise your disclosure to briefly address the types of Partnership Agreement amendments that can be made without shareholder approval.

Principal Portfolio Manager Compensation Structure, page 16

9. The disclosure provided in this section is too generic to satisfy the form requirements. We note, for example, you refer to an "eligibility threshold," "eligible employees," what portfolio managers "may receive," and what incentive compensation "may include" without providing any specific details about the compensation of each Portfolio Manager. Please revise to describe the structure of, and the method used to determine, the compensation of each Portfolio Manager required to be identified in response to Item 9.1.c. of Form N-2. For each type of compensation (e.g., salary, bonus, deferred compensation, etc.) describe with specificity the criteria on which that type of compensation is based, for example, whether compensation is fixed, whether (and, if so, how) compensation is based on the Fund's performance. See Item 21.2 and the instructions thereto.

Calculation of Net Asset Value, page 25

10. Please revise to further describe the initial, and if applicable, on-going, due diligence review the Adviser does of the valuation methodology used by the portfolio investments. It is unclear, for example, what information is typically obtained and reviewed, and what procedures are followed. Please revise or advise as appropriate.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplement ally, or on exhibits added in any pre-effective amendment.

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments action or absence of action by the staff.

* * * * *

If you have any questions on accounting or financial statement related matters, please contact Lauren Hamilton at (212) 336-7874. If you have any other questions prior to filing a pre-effective amendment, please call me at (202) 551-3393.

Sincerely,

/s/

Jay Williamson
Senior Counsel

cc: Dechert LLP
            Richard Horowitz